Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE AMERICAN, AIM and VFEX: CMCL)

Issue of Securities Pursuant to Long Term Incentive Plan Awards and

Issue of New Long Term Incentive Plan Awards

St Helier, April 2, 2026:  Caledonia Mining Corporation Plc (“the Company” or “Caledonia”) announces that, pursuant to the vesting of awards made under the 2015 Omnibus Equity Incentive Compensation Plan of the Company (the “Plan”) and following the publication of preliminary financial results for the year ended December 31, 2025, a total of 22,051 common shares of no par value in the Company are being issued on or about April 9, 2026 to members of staff within the Company’s group, including in the form of depositary interests and Zimbabwe depositary receipts in respect of such shares (together the “Securities”).

The following “Persons Discharging Managerial Responsibility” within the meaning of the Market Abuse Regulation (EU) No. 596/2014 (“PDMRs”) shall receive the following Securities as set out below:

Name	Position	Number of Securities	Resulting interest in share capital of the Company (number and percentage)
John Mark Learmonth	Director and Chief Executive Officer	7,134	223,982 (1.16%)
Ross Jerrard	Chief Financial Officer	2,062	2,062 (0.01%)

Application has been made by Caledonia for the admission of depositary interests representing all the issued shares to trading on AIM and it is anticipated that trading in such Securities will commence on or about April 9, 2026.

Following issue of all the Securities, the Company will have a total number of shares in issue of 19,335,079 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of Securities as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Caledonia further announces that the Compensation Committee of the Board of Directors of the Company has approved the grant of new long term incentive plan awards under the Plan to members of staff in the group (the “Grant”), including to the following PDMRs with the following values as at April 1, 2026 (the “Grant Date”):

Name of PDMR	Position	Values
John Mark Learmonth	Director and Chief Executive Officer	US$504,009
Ross Jerrard	Chief Financial Officer	US$328,000
Victor Gapare	Executive Director	US$421,127

1

The Grant is in the form of target Performance Units (“PUs”), as defined in the Plan. The final number of PUs which vest on maturity of the awards will be adjusted to reflect the actual performance of the group in terms of various operating metrics including (i) completion of the construction of the Bilboes Gold Project in terms of budget and schedule (“Bilboes metrics”), (ii) gold production, cost control and resource development at Blanket Mine, and (iii) establishment of a mineral resource estimate at Motapa, and is subject to certain minimum and maximum thresholds.

The vesting date for the PUs shall be the first business day in April 2029, although if the Bilboes Gold Project is not constructed by then the proportion of PUs subject to the Bilboes metrics will vest immediately following completion of construction, subject to any closed periods.

The numbers of PUs awarded are equal to the monetary values of the Grant divided by the “Fair Market Value” (as defined in the Plan) of the Company’s shares, being the greater of (i) the closing price of Caledonia’s shares on the NYSE American on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia’s shares on the NYSE American for the five days preceding the date of the award, which resulted in a price of US$22.59 for the PUs awarded on the Grant Date.

Each PU that vests entitles the PDMR to receive one Caledonia common share (or a security representing a share) on the maturity of the award. Securities that are issued to PDMRs pursuant to vesting PUs are subject to a minimum holding period of one year in case vested awards become subject to forfeiture, reduction or cancellation.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole/Fergus Young/Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

2

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s) Volume(s) US$22.59 7,134
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	AIM of the London Stock Exchange plc

3

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value or depositary interests representing such common shares JE00BF0XVB15
b)	Nature of the transaction	Award of target performance units under the 2015 Omnibus Equity Incentive Compensation Plan which vest in the form of shares
c)	Price(s) and volume(s)	Price(s) Volume(s) Nil 22,311
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	Outside a trading venue

4

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ross Jerrard
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s) Volume(s) $22.59 2,062
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	Outside a trading venue

5

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ross Jerrard
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value or depositary interests representing such common shares JE00BF0XVB15
b)	Nature of the transaction	Award of target performance units under the 2015 Omnibus Equity Incentive Compensation Plan which vest in the form of shares
c)	Price(s) and volume(s)	Price(s) Volume(s) Nil 14,519
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	Outside a trading venue

6

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victor Gapare
2	Reason for the notification
a)	Position/status	Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value or depositary interests representing such common shares JE00BF0XVB15
b)	Nature of the transaction	Award of target performance units under the 2015 Omnibus Equity Incentive Compensation Plan which vest in the form of shares
c)	Price(s) and volume(s)	Price(s) Volume(s) Nil 18,642
d)	Aggregated information - Aggregated volume - Price	n/a
e)	Date of the transaction	1 April 2026
f)	Place of the transaction	Outside a trading venue

7